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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

IPRINT TECHNOLOGIES INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

462628108 (CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 462628108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SOFTBANK Technology Ventures V L.P. (“SBTV V”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 0 7. Sole Dispositive Power 0 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 462628108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SOFTBANK Technology Advisors Fund V L.P. (“STAF V”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 0 7. Sole Dispositive Power 0 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 462628108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SOFTBANK Technology Entrepreneurs Fund V L.P. (“STEF V”)

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 0 7. Sole Dispositive Power 0 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 462628108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). SBTV V LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 0 7. Sole Dispositive Power 0 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 462628108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Gary E. Rieschel

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 0 7. Sole Dispositive Power 0 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 462628108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Bradley A. Feld

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 0 7. Sole Dispositive Power 0 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 462628108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). E. Scott Russell

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 0 7. Sole Dispositive Power 0 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 462628108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). D. Rex Golding

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 0 7. Sole Dispositive Power 0 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 462628108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). J. Heidi Roizen

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 0 7. Sole Dispositive Power 0 8. Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0

12.	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer: iPrint Technologies, Inc.
(b)	Address of Issuer’s Principal Executive Offices:

1450 Oddstad Road

Redwood City, CA 94063

Item 2.

(a)	Name of Person Filing:

SOFTBANK Technology Ventures V L.P. (“SBTV V”)

SOFTBANK Technology Advisors Fund V L.P. (“STAF V”)

SOFTBANK Technology Entrepreneurs Fund V L.P. (“STEF V”)

SBTV V LLC

Gary E. Rieschel (“GER”)

Bradley A. Feld (“BAF”)

E. Scott Russell (“ESR”)

D. Rex Golding (“DRG”)

J. Heidi Roizen (“JHR”)

(b)	Address of Principal Business Office or, if none, Residence

200 West Evelyn Avenue, Suite 200

Mountain View, CA 94043

(c)	Citizenship

Entities:	SBTV V	-	Delaware

	STAF V	-	Delaware

	STEF V	-	Delaware

	SBTV V LLC	-	Delaware

Individuals:	GER	-	United States

	BAF	-	United States

	ESR	-	United States

	DRG	-	United States

	JHR	-	United States

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 462628108

Item 3.    If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4.    Ownership

Owners	(a) Beneficial Ownership	(b) Percentage of Class	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
SBTV V	0	0	0	0	0	0

STAF	0	0	0	0	0	0

STEF V	0	0	0	0	0	0

SBTV V LLC	0	0	0	0	0	0

GER	0	0	0	0	0	0

BAF	0	0	0	0	0	0

ESR	0	0	0	0	0	0

DRG	0	0	0	0	0	0

JHR	0	0	0	0	0	0

Item 5.    Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☒

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.    Identification and Classification of Members of the Group

Not applicable.

Item 9.    Notice of Dissolution of a Group

Not applicable.

Item 10.    Certification

Not applicable.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 10, 2003

SOFTBANK TECHNOLOGY VENTURES V L.P.

By:	SBTV V LLC
its general partner

By:	/s/ Greg R. Prow
Name: Greg R. Prow
Title: Chief Operating Officer

SOFTBANK TECHNOLOGY ADVISORS FUND V L.P.

By:	SBTV V LLC
its general partner

By:	/s/ Greg R. Prow
Name: Greg R. Prow
Title: Chief Operating Officer

SBTV V LLC

By:	/s/ Greg R. Prow
Name: Greg R. Prow
Title: Chief Operating Officer

GARY E. RIESCHEL

By:	/s/ Greg R. Prow
Name: Greg R. Prow
Title: Attorney-in-Fact

BRADLEY A. FELD

By:	/s/ Greg R. Prow
Name: Greg R. Prow
Title: Attorney-in-Fact

E. SCOTT RUSSELL

By:	/s/ Greg R. Prow
Name: Greg R. Prow
Title: Attorney-in-Fact

D. REX GOLDING

By:	/s/ Greg R. Prow
Name: Greg R. Prow
Title: Attorney-in-Fact

JO ANN HEIDI ROIZEN

By:	/s/ Greg R. Prow
Name: Greg R. Prow
Title: Attorney-in-Fact

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Exhibit A

AGREEMENT OF JOINT FILING

We, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of us.

Date:	February 10, 2003

SOFTBANK TECHNOLOGY VENTURES V L.P.

By:	SBTV V LLC
its general partner

By:	/s/ Greg R. Prow
Name: Greg R. Prow
Title: Chief Operating Officer

SOFTBANK TECHNOLOGY ADVISORS FUND V L.P.

By:	SBTV V LLC
its general partner

By:	/s/ Greg R. Prow
Name: Greg R. Prow
Title: Chief Operating Officer

SBTV V LLC

By:	/s/ Greg R. Prow
Name: Greg R. Prow
Title: Chief Operating Officer

GARY E. RIESCHEL

By:	/s/ Greg R. Prow
Name: Greg R. Prow
Title: Attorney-in-Fact

BRADLEY A. FELD

By:	/s/ Greg R. Prow
Name: Greg R. Prow
Title: Attorney-in-Fact

E. SCOTT RUSSELL

By:	/s/ Greg R. Prow
Name: Greg R. Prow
Title: Attorney-in-Fact

D. REX GOLDING

By:	/s/ Greg R. Prow
Name: Greg R. Prow
Title: Attorney-in-Fact

JO ANN HEIDI ROIZEN

By:	/s/ Greg R. Prow
Name: Greg R. Prow
Title: Attorney-in-Fact